United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Seer, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

81578P106

(CUSIP Number)

December 8, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81578P106	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons SVF II AIV-1 (DE) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,896,578
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,896,578

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,896,578
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.4%
12	Type of Reporting Person PN

CUSIP No. 81578P106	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,896,578
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,896,578

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,896,578
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.4%
12	Type of Reporting Person FI

CUSIP No. 81578P106	Schedule 13G	Page 3 of 7

ITEM 1.	(a) Name of Issuer:

Seer, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

3800 Bridge Parkway, Suite 102

Redwood City, California 94065

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SVF II AIV-1 (DE) L.P. (“SVF”)

SB Investment Advisers (UK) Limited (“SBIA UK”)

(b)	Address or Principal Business Office:

The address for SVF is 251 Little Falls Drive, Wilmington, DE 19808. The address for SBIA UK is 69 Grosvenor Street, London W1K 3JP, United Kingdom.

(c)	Citizenship of each Reporting Person is:

SVF is organized under the laws of Delaware. SBIA UK is organized under the laws of England and Wales.

(d)	Title of Class of Securities:

Class A Common stock, par value $ 0.00001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

81578P106

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

CUSIP No. 81578P106	Schedule 13G	Page 4 of 7

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 8, 2020, based upon 53,350,763 shares of Class A Common Stock outstanding.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SVF II AIV-1 LP	2,896,578	5.4%	0	2,896,578	0	2,896,578
SB Investment Advisers (UK) Limited	2,896,578	5.4%	0	2,896,578	0	2,896,578

SVF is the record holder of the shares of Class A Common Stock reported herein.

SBIA UK has been appointed as alternative investment fund manager (“AIFM”) and is exclusively responsible for managing SVF in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SVF, SBIA UK is exclusively responsible for portfolio management and risk management.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 81578P106	Schedule 13G	Page 5 of 7

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 81578P106	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2020

SVF II AIV-1 (DE) L.P.
By:	SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel

SB Investment Advisers (UK) Limited

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel

CUSIP No. 81578P106	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.